Management’s Discussion and Analysis

for the first quarter of 2014

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

The following management’s discussion and analysis ("MD&A"), which is dated as of May 13, 2014, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three-month period ended March 31, 2014 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three-month period ended March 31, 2014 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2013 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars and, unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 29, 2014, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company's Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

content

FORWARD-LOOKING STATEMENTS	2

Core Business	4

Q1 2014 Highlights	4

Twangiza Mine	7

Namoya Mine Development	9

Exploration	9

Results of Operations	10

Summary of Quarterly Results	12

Liquidity and Capital Resources	13

Contractual Obligations	14

Related Party Transactions	14

Critical Accounting Estimates	15

Newly Applied Accounting Standards	18

Accounting Standards Issued but Not Yet Effective	18

Financial Instruments	18

Risks and Uncertainties	19

Outstanding Share Data	21

Disclosure Controls and Procedures	21

Internal Control Over Financial Reporting	22

Non-IFRS Measures	23

Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates	24

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Core Business

Banro is a Canadian gold mining company focused on production from the Twangiza oxide mine, which began commercial production September 1, 2012, and the commissioning of and production from its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional oxide and free-milling mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of gold from oxide and free-milling material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Q1 2014 Highlights

(i) Financial

The table below provides a summary of financial and operating results for the three months ended March 31, 2014 compared to the corresponding period in 2013 as well as the fourth quarter of 2013:

	Q1 2014	Q4 2013	Q1 2013
Selected Financial Data
Revenues	30,439	27,022	33,169
Total mine operating expenses[1]	(24,094)	(23,661)	(22,215)
Gross earnings from operations	6,345	3,361	10,954
Net (loss)/income	(704)	2,086	6,269
Basic net (loss)/earnings per share ($/share)	0.00	0.01	0.03
Key Operating Statistics
Average gold price received ($/oz)	1,246	1,264	1,621
Gold sales (oz)	24,427	21,379	20,456
Gold production (oz)	20,137	22,858	19,602
All-in sustaining cost per ounce ($/oz)[2]	1,035	841	1,141
Adjusted all-in sustaining cost per ounce ($/oz)[3]	853	899	1,093
Cash cost per ounce ($/oz)[2]	978	760	840
Adjusted cash cost per ounce ($/oz)[3]	807	813	805
Gold margin ($/oz)[2]	268	504	816
Financial Position
Cash and cash equivalents	17,433	4,452	17,293
Gold bullion inventory at market value[4]	1,231	6,281	3,240
Total assets	852,574	822,033	669,424
Long term debt	159,713	158,599	155,664

(1) Includes depletion and depreciation.

(2) All-in sustaining cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to the non-IFRS measures section of this MD&A for additional information. All-in sustaining cost per ounce, cash cost per ounce and gold margin for Q1 2013 have been restated on a production basis as compared to a sales basis in prior periods.

(3) All-in sustaining cost per ounce and cash cost per ounce have been adjusted to be presented on a sales basis as opposed to the current presentation which is on a production basis

(4) This represents 953 ounces of gold bullion inventory, with a cost of $786, shown at the March 31, 2014 closing market price of $1,292 per ounce of gold.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

•	Revenues during the three month period ended March 31, 2014 were $30,439, compared with revenue of $27,022 for the fourth quarter of 2013 and $33,169 for the first quarter of 2013.

•	Mine operating expenses, including depletion and depreciation, for the three month period ended March 31, 2014 were $24,094 compared to $23,661 for the fourth quarter of 2013 and $22,215 for the first quarter of 2013. Production costs for the three months ended March 31, 2014 were $19,703 compared to $17,379 for the fourth quarter of 2013 and $16,475 for the first quarter of 2013.

•	Gross earnings from operations for the three months ended March 31, 2014 were $6,345, compared to $3,361 for the fourth quarter of 2013 and $10,954 for the first quarter of 2013.

•	Cash costs per ounce on a production basis for the three months ended March 31, 2014 were $978 per ounce of gold (compared to $760 per ounce of gold for the fourth quarter of 2013 and $840 for the first quarter of 2013) and all-in sustaining costs were $1,035 (compared to $841 per ounce of gold for the fourth quarter of 2013 and $1,141 for the first quarter of 2013). Cash costs for Q1 2014 were higher than prior quarters due to a shift in the Company’s typical gold shipment cycle to accommodate the holiday season in December resulting in a higher amount of gold bullion in inventory at the end of the 2013 reporting period. Inventory adjustments of $2,757 were subsequently recognized as production costs within the Company’s statement of comprehensive (loss)/income in the first quarter of 2014. Adjusted cash costs per ounce and all-in sustaining costs per ounce, on a sales basis, are $807 and $853, respectively. All-in sustaining costs per ounce and cash costs per ounce are non-IFRS measures. Refer to the non-IFRS measures section of this MD&A for additional information.

(ii) Operational

•	The Twangiza and Namoya mines continue to have an LTIFR (lost time injury frequency rate) which would equate to a 5-star safety rating per the standards of the National Occupational Safety Association (“NOSA”) of South Africa.

•	During the three months ended March 31, 2014, the plant at the Twangiza Mine processed 252,691 tonnes of ore (compared to 239,100 tonnes during the corresponding period in 2013 and 282,831 tonnes in Q4 2013) and at an indicated head grade of 2.73 g/t Au (compared to 3.04 g/t Au during the corresponding period in 2013 and 3.15 in Q4 2013) and a recovery rate of 84.97% (compared to 84.50% during the corresponding period in 2013 and 84.40% in Q4 2013) to produce 20,137 (compared to 19,602 during the corresponding period in 2013 and 22,858 in Q4 2013) ounces of gold.

•	During Q1 2014, 24,427 ounces of gold were sold at an average gold price of $1,246 per ounce (compared to sales of 20,456 ounces of gold at an average price of $1,621 per ounce obtained during the corresponding period in 2013) for total revenues of $30,439 (compared to total revenues of $33,169 during Q1 2013).

(iii) Construction & Development

•	The installation of the final part of the Twangiza upgrade program, the second Elution Circuit, was complete at the end of April 2014. Supplier commissioning engineers are due on site during the latter part of May 2014 to conduct their final testing of the installed equipment.

•	The Namoya plant has commenced hot commissioning as construction is complete. Commercial production is expected during the third quarter of 2014 due to the late start of commissioning.

•	During the first quarter of 2014, the Namoya Mine produced 3,362 ounces of gold from 129,372 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.91 g/t Au.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

(iv) Exploration

•	In a press release dated March 27, 2014, the Company released its annual Mineral Reserve and Mineral Resource estimate, a summary of which is set out in the tables below:

Banro Corporation	December 31, 2013	change	December 31, 2012
	(Moz)	(%)	(Moz)
Total Proven and Probable Mineral Reserves	2.36	53%	1.54
Total Measured and Indicated Mineral Resources[1]	8.35	(18)%	10.18
Total Inferred Mineral Resources	5.32	(24)%	7.01

(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

Banro Corporation	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Total Proven	28.01	1.92	1.73
Total Probable	9.38	2.09	0.63
Total Proven and Probable	37.39	1.96	2.36

Measured	36.28	2.13	2.49
Indicated	124.81	1.46	5.85
Total Measured and Indicated Mineral Resources[1]	161.10	1.61	8.35
Total Inferred Mineral Resources	98.32	1.68	5.32

(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

•	The update to the Company’s Mineral Reserves resulted in a 53% increase in Mineral Reserves to 2.36Moz, mainly as a result of converting 73% (equivalent to 1.34Moz) of 1.83Moz Measured and Indicated Mineral Resources at Namoya into Mineral Reserves. Additional information regarding the Company’s Mineral Reserves and Mineral Resources is included in the Company’s press release dated March 27, 2014.

(v) Corporate development

•	In February 2014, the Company completed a $40 million financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares of two of the Company's subsidiaries. The preferred shares issued under the Private Placement will pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 55,525 common shares of the Company at a strike price of $0.7204 per common share

•	In March 2014, the Company renegotiated for the remaining principal of its $10 million loan from Banque Commerciale du Congo (BCDC) to be repayable in monthly installments of $500 compared to the original repayment terms of ten equal monthly installments of $1 million.

•	In May 2014, the Company renegotiated an agreement, in principle (pending written confirmation), of its $15 million facility with Ecobank to be repayable in four equal quarterly payments commencing May 30, 2015, with the subsequent three quarterly payments occurring in August 2015, November 2015, and February 2016. The Ecobank facility was originally repayable in four equal quarterly payments commencing May 30, 2014.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Twangiza Mine

During the first quarter of 2014, mill throughput was low mostly as a result of seasonally excessive rains.

TWANGIZA MINE	Q1 2014	Q4 2013	Q1 2013

Gold sales (oz)	24,427	21,379	20,456
Gold produced (oz)	20,137	22,858	19,602
Material mined (t)	727,153	902,416	973,904
Ore mined (t)[1]	296,324	366,625	492,529
Valley fill mined (t)	49,854	-	-
Waste mined (t)	381,245	535,791	482,375
Strip ratio (t:t)[2]	1.29	1.46	0.98
Ore milled (t)[1]	252,691	282,831	239,100
Head grade (g/t)[3]	2.73	3.15	3.04
Recovery (%)	84.97	84.40	84.50
Cash cost per ounce ($US/oz)[4]	978	760	840
Adjusted cash cost per ounce ($US/oz)[5]	807	813	805

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.

(2) Strip ratio is calculated as waste mined divided by ore mined, not including valley fill material.

(3) Head grade refers to the indicated grade of ore milled.

(4) Cash cost per ounce is a non-IFRS measure. Refer to the non-IFRS measures section of this MD&A for additional information.

(5) Cash cost per ounce has been adjusted to be presented on a sales basis as opposed to the current presentation which is on a production basis

Cash costs per ounce for Q1 2014, on a production basis, were higher than prior quarters due to a shift in the Company’s typical gold shipment cycle to accommodate the holiday season in December resulting in a higher amount of gold bullion in inventory at the end of the 2013 reporting period. Inventory adjustments of $2,757 were subsequently recognized as production costs within the Company’s statement of comprehensive (loss)/income in the first quarter of 2014. Adjusted cash costs per ounce and all-in sustaining costs per ounce, on a sales basis, are $807 and $853, respectively.

Cost per tonne material mined	Q1 2014	Q4 2013	Q1 2013
	($US/t)	($US/t)	($US/t)
Mining Costs	6.4	5.6	3.0
Processing Costs	11.2	9.3	7.9
Overhead	5.7	6.7	5.5
Inventory Adjustments	3.8	(2.4)	0.5
Total cost per tonne material mined	27.1	19.2	16.9

Cost per tonne ore milled	Q1 2014	Q4 2013	Q1 2013
	($US/t)	($US/t)	($US/t)
Mining Costs	18.4	18.0	12.2
Processing Costs	32.1	29.8	32.3
Overhead	16.5	21.2	22.2
Inventory Adjustments	10.9	(7.5)	2.1
Total cost per tonne ore milled	78.0	61.5	68.9

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Cost per ounce produced	Q1 2014	Q4 2013	Q1 2013
	($US/oz)	($US/t)	($US/oz)
Mining Costs	231	222	149
Processing Costs	403	369	394
Overhead	207	263	271
Inventory Adjustments	137	(94)	26
Total cash cost per ounce	978	760	840

Mining

A total of 727,153 tonnes of material (Q1 2013 – 973,904) were mined during the three month period ended March 31, 2014. Total ore mined was 296,324 tonnes (Q1 2013 – 492,529 tonnes). The strip ratio for Q1 2014 was 1.29 as compared to 0.98 during the corresponding period in 2013.

Processing & Engineering

For the three month period ended March 31, 2014, the plant at the Twangiza Mine processed 252,691 tonnes of ore (Q1 2013 – 239,100 tonnes). Throughput continued to be negatively impacted during the rainy periods which effectively spanned the full first quarter of 2014. Rainfall during the first quarter of 2014 was much heavier than normal. Because rainfall will continue to be part of the operating environment at Twangiza, the Company has put in place a plan to address this issue, which includes the installation of a roof above the Run-of-Mine pad to secure adequate dry stockpile material to maintain steady throughput. The Company expects that, with the ending of the rainy season, Twangiza will be able to start to benefit from the process plant improvements facilitated during 2013. Recoveries during the quarter improved to an average rate of 84.97% (Q1 2013 – 84.50%), primarily as a result of the longer residence time of material with the installation of additional tank capacity as part of the plant upgrade.

Twangiza Plant Optimization and Expansion

Installation of the final part of the Twangiza upgrade program, the second Elution Circuit, was complete at the end of April 2014. Supplier commissioning engineers are due on site during the latter part of May 2014 to conduct their final testing of the installed equipment.

Sustaining Capital Activities

During the first quarter of 2014 and subsequently up to the date of this MD&A, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Mine:

•	ROM Pad Roofing

40% of the final ROM pad roof area has been completed. Installation of this first part of the ROM pad roof assisted in the management of the operations during heavy rains.

•	Tailings Management Facility (“TMF”)

Due to the excessive rains during the period, limited work was done on the TMF.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Namoya Mine Development

Construction of the open pit hybrid CIL/heap leach mine at Namoya is complete, other than minor civil works including the second carbon-in-solution column and the TMF, all of which are expected to be completed by the end of May 2014. The plant is undergoing commissioning with commercial production expected during the third quarter of 2014. During the first quarter of 2014, the Namoya Mine produced 3,362 ounces of gold from 129,372 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.91 g/t Au.

Key Achievements in Q1 2014 and to the date of this MD&A

Mining continued at the Seketi and Mwendamboko pits during the first quarter of 2014 comprising 788,266 tonnes of material of which 248,347 tonnes were ore.

Given the prior delays experienced in the completion of construction of the plant at the Namoya Mine a plan was implemented in late 2013 to initiate trial stacking of ore on the completed leach pads. This plan consisted of bypassing the main Namoya ROM pad and transporting material directly to two mobile crushers which directly fed (including cement additions) the grasshoppers placed on the heap leach pads for stacking of ore. As part of this plan, the stacking of semi-agglomerated crushed ore on the heap leach pads commenced in October 2013, and spraying of cyanide on the stacked ore commenced in December 2013. Recovery of gold onto activated carbon within the carbon-in solution column commenced shortly thereafter. Gold on carbon was then stripped in the main CIL/gravity section of the plant’s carbon treatment facility (comprising of acid wash, elution, carbon regeneration, electrowinning, and the smelt house). While construction was being completed, and up to the date of this MD&A, the Company has continued to use mobile crushers and the processing scheme described above to produce gold.

As of the date of this MD&A, testing of installed equipment has progressed to the stage of hot commissioning, thus ready for final on-line commissioning with ore.

Production operations at Namoya during April were significantly impacted by reduced road access for bulk deliveries, such as fuel deliveries, due to exceptionally heavy regional rains along the access route between Uvira and Baraka. The fuel shortages did not impact the Namoya plant completion but did impair production of the semi-agglomerated starter heaps referred to above. Road access and fuel supply issues were resolved by the start of the May production month.

Exploration

As per the Company’s focus on cash flow management during the completion of development at Namoya, exploration work during the first quarter of 2014 comprised mainly of preparation for the remainder of the 2014 exploration program.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Results of Operations

The Company’s operations in the first quarter of 2014 showed a net loss of $704, or $0.00 per share, compared to a net income of $6,269, or $0.03 per share, incurred in the corresponding period of 2013. Although mining operations generated a profit during the first quarter of 2014, transactions costs, dividends on preferred shares, and a loss on the change in the fair value of preferred shares were all expenses that contributed to the net loss of $704 for the quarter. During the first quarter of 2014, significant changes in operating revenue and expenses occurred in the categories described below as compared to the first quarter of 2013:

Revenue

Revenue for the first quarter of 2014 was lower than the corresponding period in 2013 primarily due to the significant decline in the gold price year-over-year. The average gold price received on sales in Q1 2014 was $1,246 per ounce of gold compared to $1,621 per ounce of gold received in Q1 2013.

Production costs

The table below presents production costs for the three months ended March 31, 2014 as well as the three months ended December 31 and March 31, 2013, respectively:

Production Costs	Q1 2014	Q4 2013	Q1 2013
	($000's)	($000's)	($000's)
Raw materials and consumables	8,309	9,807	7,339
Salaries	3,496	3,235	4,090
Contractors	3,178	4,448	2,355
Other overhead	1,963	2,030	2,183
Inventory adjustments	2,757	(2,141)	508
	19,703	17,379	16,475

Production costs for the first quarter of 2014 were generally lower (with the exception of other costs) than the fourth quarter of 2013, although slightly higher than the first quarter of 2013. This is primarily due to the ore stockpile and gold inventory adjustments resulting from the first quarter sale of the significant amount of gold bullion inventory which was remaining in the vault on site as at December 31, 2013.

General and administrative expenses

General & Administrative expenses	Q1 2014	change	Q1 2013
	($000's)	(%)	($000's)
Salaries and employee benefits	727	29%	563
Consulting, management, and professional fees	124	(45)%	224
Office and sundry	395	(1)%	400
Depreciation	14	8%	13
Other	510	(20)%	635
	1,770	(4)%	1,835

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

General and administrative expenses decreased to $1,770 for the three months ended March 31, 2014 compared to $1,835 incurred during the corresponding period in 2013. Details of changes in the general and administrative expenses category are as follows:

Salaries and employee benefits

Employee benefits increased to $727 during Q1 2014 from $563 incurred during Q1 2013, mainly as a result of the salary adjustments in relation to the settlement with the Company’s former CEO which was ongoing during Q1 2013 as compared to Q1 2014.

Consulting, management, and professional fees

Consulting, management, and professional fees include mainly legal and auditing fees, which decreased to $124 during Q1 2014 from $224 incurred during Q1 2013 as higher professional fees were incurred in the prior year for the reorganization of the Company.

Other expenses

Other general and administrative expenses include travel and promotion expenses as well as contributions to the Banro Foundation.

Share-based payment expenses

The fair value of employee share-based compensation recorded during the three months ended March 31, 2014 decreased to $61 from $1,679 recorded during Q1 2013. This was due to significantly lower stock options, and nil share appreciation rights, granted and vested during 2014 as compared to stock options issued to employees, directors and officers of the Company during prior years.

Transaction costs

Transaction costs of $904 were incurred during the three months ended March 31, 2014 specifically relating to the Company’s financing completed in February 2014.

Exploration and Development Project Expenditures

Exploration and evaluation expenditures

During the three months ended March 31, 2014, the Company incurred exploration and evaluation expenditures of $4,552 (three months ended March 31, 2013 - $4,494) capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Exploration and evaluation expenditures	Q1 2014	change	Q1 2013
	($000's)	(%)	($000's)
Twangiza project	1,305	(2)%	1,335
Namoya project	491	(53)%	1,043
Lugushwa project	1,258	20%	1,051
Kamituga project	1,436	37%	1,047
Banro Congo Mining SARL	62	244%	18
	4,552	-	4,494

Mine development expenditures

During the first quarter of 2014, the Company incurred development expenditures of $20,645 (Q1 2013 - $33,899), net of pre-production revenue of $4,051, with respect to the development of the Namoya Mine, which is capitalized in the consolidated statement of financial position as mine under construction asset. Pre-commercial production revenue at Namoya consists of revenue from the sale of 3,176 ounces of gold sold at an average price of $1,275 per ounce. The allocation of such expenditures was as follows:

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Mine Development Expenditures	Q1 2014	Q1 2013
	Namoya	Namoya
	($000's)	($000's)
Mine development expenditures	24,696	33,899
Pre-commercial production revenue	(4,051)	-
Net expenditures	20,645	33,899

Summary of Quarterly Results

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of 2014. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012

Revenues	30,439	27,022	27,133	24,484	33,169	33,939	8,692	-
Gross earnings from operations	6,345	3,361	3,221	2,533	10,954	11,733	702	-
Net income/(loss)	(704)	2,086	(3,671)	(3,054)	6,269	5,874	(2,794)	(4,171)
Earnings/(loss) per share, basic ($/share)	(0.00)	0.01	(0.01)	(0.01)	0.03	0.03	(0.01)	(0.02)
Earnings/(loss) per share, diluted ($/share)	(0.00)	0.01	(0.01)	(0.01)	0.03	0.03	(0.01)	(0.02)

The Company recorded revenue of $30,439 for the three month period ended March 31, 2014 and a net loss of $704. Revenue and gross earnings from operations for the three months ended March 31, 2014 were higher than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 as compared to Q4 2013. Although revenue was higher during the quarter, transactions costs, dividends on preferred shares, and a loss on the change in the fair value of preferred shares were all expenses that contributed to the net loss of $704 for the quarter.

The Company recorded revenues of $27,022 for the three month period ended December 31, 2013 and net income of $2,086. Revenue and gross earnings from operations for the three months ended December 31, 2013 remained consistent with revenues and gross earnings from operations incurred during the three-month period ended September 30, 2013 even though the gold price declined during the fourth quarter as the Company sold more ounces of gold during the fourth quarter. The net profit recognized in the fourth quarter was driven by a gain on a change in the fair value of preferred shares as compared to the third quarter of 2013.

The Company recorded revenues of $27,133 for the three month period ended September 30, 2013, compared to $24,484 for the second quarter of 2013. The increase in revenue was primarily a result of greater ounces sold as compared to the prior quarter. The net loss for the third quarter of 2013 was driven by a $3,248 loss on change in fair value of the Company’s issued preference shares during the third quarter. Further adding to the net loss recorded in the third quarter was the higher mining-related costs, including fuel and replacement parts, from the Twangiza mine as compared to prior quarters.

The Company recorded revenues of $24,484 for the three month period ended June 30, 2013, compared to $33,169 for the first quarter of 2013. The lower revenues were primarily a result of the 17% decline in the average spot gold price received for gold sold during the period as well as 11% less gold sold during the period as compared to the first quarter of 2013. The settlement with the Company’s former CEO reduced the Company’s gross earnings from mining operations to a net loss for the quarter.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

During the first quarter of 2013, the Company recorded revenue of $33,169, which was lower than the fourth quarter of 2012 as the price of gold had decreased during the quarter, however net income increased as the Company reduced costs.

During the fourth quarter of 2012, the Company recorded revenue of $33,939 compared to revenue of $8,692 in the third quarter of 2012, as the fourth quarter included three months of commercial production revenue whereas the third quarter only included one month of commercial production revenue. The Company recorded earnings from mining operations of $11,733 from the Twangiza Mine during the fourth quarter of 2012, compared to $702 of earnings from mining operations during the third quarter of 2012. However, the Company commenced the depletion and depreciation of previously capitalized exploration and development expenses, which was $4,590 in the fourth quarter, reducing net profit to $5,874 in the fourth quarter of 2012.

The Company’s net loss of $2,794 incurred during the third quarter of 2012 was lower than the net loss of $4,171 recorded during the second quarter of 2012 primarily as result of earnings from mining operations of $702 realized following the Company’s declaration of commercial production in September 2012 and foreign exchange gains of $254. In addition, the net loss recorded during the third quarter of 2012 was impacted by higher share-based compensation expense of $2,004 compared to $1,794 recorded during the previous quarter.

Liquidity and Capital Resources

As at March 31, 2014, the Company had cash and cash equivalents of $17,433 compared to cash and cash equivalents of $4,452 as at December 31, 2013. As a result of the minimal internal funding available as at December 31, 2013, and the Company’s need to continue to fund operations until production from Namoya reaches its intended levels in mid-2014, it was necessary to carry out a further financing of $40 million in February 2014.

In February 2014, the Company completed a $40 million financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares of two of the Company's subsidiaries. The preferred shares issued under the Private Placement will pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 55,525 common shares of the Company at a strike price of $0.7204 per common share.

During the three-month period ended March 31, 2014, the Company spent $3,890 in cash for exploration and evaluation expenditures (of which two-thirds of the cost was for support services in the DRC) and $10,772 in cash (net of pre-production revenue) for the development of the Namoya Mine (compared to $5,449 spent on exploration and evaluation expenditures and $29,942 spent on the development of the Twangiza and Namoya mines during the the first quarter of 2013). In addition, during the three-month period ended March 31, 2014, the Company spent $4,571 on capital assets (compared to $8,843 spent during the corresponding period in 2013) to carry on its projects in the DRC.

Based on the revenues expected to be generated from the Company’s Twangiza and Namoya Mines, together with the Company’s renegotiation of bank loan repayment terms and cash on hand, the Company expects to have access to sufficient funds to carry out its proposed 2014 operating and capital budgets. If at any time during the year it becomes apparent that there may be a strain on the Company’s cash flows, the Company may elect to defer non-essential capital expenditures to a future year.

As a result of restrictive covenants in the Indenture under which the Company’s outstanding Notes were issued, the Company’s ability to incur additional debt is currently limited to approximately $9 million. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options. To protect the Company’s cash flows during the completion of the Namoya Mine the Company pre-priced a total of 10,000 ounces of gold at higher-than-current gold prices (weighted average sale price of $1,342 per ounce), which have been delivered and related funds received as of the date of this MD&A, and the Company purchased a total of 54,000 put options with a strike price of $1,200 with monthly expiries for the six months commencing March 2014 and ending in August 2014. As of the date of this MD&A, there remain 47,000 put options outstanding and 7,000 put options expired unexercised.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Contractual Obligations

The Company’s contractual obligations as of March 31, 2014 are described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years
	($000's)	($000's)	($000's)	($000's)
Operating leases	833	322	511	-
Bank loans	40,504	37,500	3,004	-
Long-term debt	175,000	-	175,000	-
Interest on long-term debt	52,500	17,500	35,000	-

Related Party Transactions

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2014 and 2013 was as follows:

	March 31, 2014	March 31, 2013
	($000's)	($000's)
Short-term employee benefits	647	1,002
Other benefits	16	25
Employee retention allowance	46	50
Settlement	2,325	-
	3,034	1,077

During the three months ended March 31, 2014, directors fees of $92 (three months ended March 31, 2013 - $59) were paid to non-executive directors of the Company.

	March 31, 2014	December 31, 2013
	($000's)	($000's)
Due from related parties	136	63
Due to related party	613	635

During the three-month period ended March 31, 2014, legal fees of $354, (three months ended March 31, 2013 - $366), incurred in connection with the Company’s preferred share financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and another law firm of which one partner is a director of a subsidiary of the Company. As at March 31, 2014, the balance of $613 (December 31, 2013 - $575) owing to these legal firms was included in due to related parties in the interim condensed consolidated statements of financial position.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

During the three months ended March 31, 2014, the Company incurred common expenses of $54 (three months ended March 31, 2013 - $70) in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at March 31, 2014, an amount of $75 (December 31, 2013 – $60 due to related parties) owing from Loncor was included in due to related parties in the consolidated statements of financial position.

During the three months ended March 31, 2014, the Company incurred no common expenses (three months ended March 31, 2013 - $60) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at March 31, 2014, an amount of $61 (December 31, 2013 - $63) owing from Gentor was included in due from related parties in the consolidated statements of financial position.

During the three months ended March 31, 2014, there was no repayment to Delrand Resources Limited (“Delrand”) with respect to the Company’s share of common expenses in the DRC. As at March 31, 2014, an amount of $6 (December 31, 2013 - $5) was due from Delrand. Amounts due from Delrand are included in Investment in Associate.

These transactions are in the normal course of operations and are measured at the exchange amount.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements included the following:

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation.  During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its Mineral Reserves and Mineral Resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the three months ended March 31, 2014 and year ended December 31, 2013 included:

	March 31, 2014	December 31, 2013

Risk free interest rate	1.10%	1.21%
Expected life	3 years	3 years
Annualized volatility	75.99%	70.78% - 72.25%
Dividend yield	0.00%	0.00%
Forfeiture rate	2.00%	2.00%
Grant date fair value	$0.28	$0.24 - $0.44

Depreciation of mining assets

The Company applies the units of production method for amortization of its mine assets in commercial production based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable Mineral Reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the asset’s useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use

•	the ability to produce a saleable product

•	the ability to sustain ongoing production at a steady or increasing level

•	the mine has reached a level of pre-determined percentage of design capacity

•	mineral recoveries are at or near the expected production level

•	the completion of a reasonable period of testing of the mine plant and equipment

The results of operations of the Company during the periods presented in the Company’s consolidated financial statements have been impacted by management’s determination that its Twangiza Mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the Mineral Resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the statement of comprehensive income/loss during the period the new information becomes available.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Newly Applied Accounting Standards

The following new and revised standards and interpretations were adopted as of January 1, 2014:

•	IAS 32, “Financial Instruments: Presentation” (amendment);
•	IAS 36, “Impairment of Assets” (amendment);
•	IAS 39, “Financial Instruments: Recognition” (amendment);
•	IFRIC 21, “Levies” (new);

The adoption of these new and revised standards and interpretations did not have a significant impact on the Company’s interim condensed consolidated financial statements.

Accounting Standards Issued but Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

An amendment to IAS 19, Employee Benefits (“IAS 19”) was issued by the IASB in November 2013. The amendment clarifies the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service The amendments to IAS 19 are effective for annual periods beginning on or after July 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

IFRS 9, Financial instruments (“IFRS 9”) intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The mandatory effective date was previously January 1, 2015 and has since been removed with the effective date to be determined when the remaining phases of IFRS 9 are completed. Once it is complete, the Company will be evaluating the impact the final standard is expected to have on its consolidated financial statements

Financial Instruments

Fair value of financial assets and liabilities

The Company’s consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, bank indebtedness, accounts payable, accrued liabilities, and due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars, European euros and the Kenyan shilling. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income/ (loss). During the three months ended March 31, 2014 and 2013, the Company recorded a foreign exchange gain of $8 and $207, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 27(c) of the Interim Financial Statements for additional details.

Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt, preferred shares, and one bank loan, all other financial obligations of the Company including accounts payable of $62,611, accrued liabilities of $7,408, bank loan of $37,500 and due to related parties of $613 are due within one year.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with an additional $53,000 of debt financing carried out during 2013, the Company has a significant amount of indebtedness. The Company and certain of its subsidiaries also have financial obligations with respect to outstanding preferred shares. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the debt could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The Indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Exploration and Development Risk

Certain of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Mineral Reserve and Mineral Resources Estimates Risk

The Company's Mineral Resources and Mineral Reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Environmental, Health and Safety Risk

The Company’s mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual information form dated March 29, 2014 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at May 13, 2014, the Company had outstanding 252,101 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 13,288 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), and 735 broker warrants (with each such broker warrant entitling the holder to purchase one common share of the Company at a price of Cdn$3.25 until February 24, 2015). Reference is also made to the Private Placement completed in February 2014 as referred to under “Liquidity and Capital Resources” above, pursuant to which preferred shares of two subsidiaries of the Company were issued.  At the option of the holders of such preferred shares and at any time before the maturity date of such preferred shares of June 1, 2017, the holders are entitled to exchange their preferred shares into 55,525 common shares of the Company at a strike price of $0.7204 per common share.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2013 management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2013, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2013, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 1992. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2014, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Non-IFRS Measures

Management uses cash cost to monitor financial performance and provide additional information to investors and analysts. Cash cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a production basis.

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a production basis.

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Cash cost	Q1 2014	Q4 2013	Q1 2013
	($000's)	($000's)	($000's)
Mine operating expenses	24,094	23,661	22,215
Less: Depletion and depreciation	(4,391)	(6,282)	(5,740)
Total cash costs	19,703	17,379	16,475
Gold production (oz)	20,137	22,858	19,602
Cash cost per ounce ($/oz)	978	760	840

All-in sustaining cost	Q1 2014	Q4 2013	Q1 2013
	($000's)	($000's)	($000's)
Mine operating expenses	24,094	23,661	22,215
Less: Depletion and depreciation	(4,391)	(6,282)	(5,740)
Total cash costs	19,703	17,379	16,475
Sustaining capital	1,130	1,838	5,889
All-in sustaining costs	20,833	19,217	22,364
Gold production (oz)	20,137	22,858	19,602
All-in sustaining cost per ounce ($/oz)	1,035	841	1,141

Adjusted Cash cost	Q1 2014	Q4 2013	Q1 2013
	($000's)	($000's)	($000's)
Mine operating expenses	24,094	23,661	22,215
Less: Depletion and depreciation	(4,391)	(6,282)	(5,740)
Total cash costs	19,703	17,379	16,475
Gold sold (oz)	24,427	21,379	20,456
Adjusted cash cost per ounce ($/oz)	807	813	805

Adjusted All-in sustaining cost	Q1 2014	Q4 2013	Q1 2013
	($000’s)	($000’s)	($000”s)
Mine operating expenses	24,094	23,661	22,215
Less: Depletion and depreciation	(4,391)	(6,282)	(5,740)
Total cash costs	19,703	17,379	16,475
Sustaining capital	1,130	1,838	5,889
All-in sustaining costs	20,833	19,217	22,364
Gold sold (oz)	24,427	21,379	20,456
Adjusted all-in sustaining cost per ounce ($/oz)	853	899	1,093

Banro Corporation
Management’s discussion and analysis – First Quarter 2014

Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this MD&A uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov

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